Q3 September 30, 20 04

Report to Shareholders

The year 2004 is shaping up to be the best in the history of Zi Corporation with strong gains in revenue and significant improvements in profitability. We reported our second consecutive quarter of profitability in this year's third quarter and our story, prospects and financial performance keep getting better. Thanks largely to our focus on innovation, product development and expansion, a very strong cash position and a newly bolstered senior management team, we remain well positioned with excellent opportunities for future growth in the heart of one of the fastest growing industries in the world-the wireless telecommunications industry.

As you remember, the second quarter of 2004 was a significant milestone for Zi Corporation as, for the first time in our history, we achieved profitability. And, we are proud to report that we finished the third quarter of this year with even better results, as net income was almost three times that recorded in this year's second quarter.

We also achieved strong year-over-year improvements in financial performance for the third quarter and first nine months of 2004. Revenue increased by more than 40 percent in both periods and the bottom-line improved by $1 million and $2.4 million, respectively, compared to the third quarter and first nine months of last year.

These solid sequential and year-over-year improvements in profitability clearly demonstrate the earnings leverage we gain from our high contribution margins as a very high percentage of the incremental revenue we generate falls directly to the bottom-line.

Zi is focused on making wireless communication devices simpler, faster and easier for consumers all over the world to use and we have made significant progress toward those ends.

We announced during the quarter that Handango, the leading provider of mobile downloads, named our eZiTap Front End Processor (FEP) predictive text technology the "Best Productivity Application" for the Symbian Operating System based on judging by the media and industry experts. We created eZiTap FEP in close association with SonyEricsson whose users demanded-and we delivered-a word completion solution for its P900 and P800 Smart Phones that are sold through major wireless carriers around the world.

During the quarter we launched an advanced version 2 of the eZiTap FEP that includes several new features such as French and German language capabilities in addition to English (with Spanish, Italian, Swedish, Finnish and Norwegian soon to be available), dual language messaging, next word prediction and "smarter" punctuation that predicts contractions and other punctuation as text entry occurs.

Finally, at the end of the quarter we proudly announced that our advanced eZiText technology was now pre-integrated and available in the industry-leading Series 60 platform, Nokia's world leading Smart Phone platform. Zi technology is now pre-integrated on all the major operating system platforms for mobile phones.

While the revenue benefits of these achievements will come over the next several quarters, we believe they immediately demonstrate that the wireless telecommunications world recognizes our ability to innovate and respond quickly to the rapidly changing demands of consumers and corporate partners.

To underscore the importance we assign to innovation and product development, we have made several strategic moves to add experience, depth and breadth to our staff. Most notably, we recently announced the hiring of Milos Djokovic, a proven software industry executive and innovator, as our Chief Technology Officer and Chief Operating Officer. Mr. Djokovic, who has a history of founding and developing technology companies and forming the operational strategies to make them grow and mature, will be responsible for managing the day-to-day operations of Zi including all product development, management and support. He is a tremendous addition to our team as is Glen Morgan, our Senior Vice President Global Sales and Marketing, who joined us in the second quarter.

Now let's take a closer look at the numbers for this year's third quarter, which were impressive and show the momentum we are building. Our total revenue for the third quarter increased 40 percent to $3.7 million, from $2.7 million in the year earlier period, and increased sequentially 9 percent from revenues of $3.4 million in the 2004 second quarter. Net income for the three months ended September 30 was $725,000, or a basic and diluted $0.02 per share, up from a $261,000 loss, or a $0.01 loss per share, in the prior year third quarter.

Total revenue for the nine months ended September 30 rose 46 percent to $10.2 million, up from $7.0 million in the first nine months of 2003. The net loss for this year's first nine months was $477,000, or a $0.01 loss per share, a significant improvement from the $2.9 million loss, or a $0.08 loss per share, in the same period last year. But the results for the first nine months of 2004 included $1.0 million in non-cash compensation expense for the issuance of restricted stock units and $458,000 for the issuance of non-employee stock options. Excluding these non-cash compensation charges, we would have recorded a profit of approximately $1.0 million for the first nine months of this year.

Zi earned royalties from 40 and 57 eZiText licensees, respectively, in this year's third quarter and first nine months, compared to 37 and 40 licensees in the same periods last year. There were 105 new device models embedded with eZiText released into the market during the 2004 third quarter and a total of 279 for the first nine months of this year, bringing the total as of September 30, 2004 to 677, up from 345 a year earlier. The number of new models and the total number of models with Zi technology embedded are among the strongest indicators of the progress we are making in expanding our revenue base.

Our balance sheet as of September 30, 2004, showed cash and cash equivalents of $9.7 million. Shortly after the close of this year's second quarter we completed a private placement on July 16, for gross proceeds of CDN$10 million ($7.6 million), after which we repaid in full the demand note for the $1 million borrowed in December of last year. The significant improvements in our balance sheet and our growing cash position not only provide us the financial resources needed to invest in growing our business, but also help bolster our image in the vast global markets in which we compete.

Among our hallmarks are our worldwide language databases, which give us the wherewithal to penetrate markets nearly anywhere in the world including North America, South America, Europe, Eastern Europe, India and Southeast Asia. Of course, China continues to be our largest market and the world's largest mobile phone market with 305 million mobile phone subscribers, and it is a market that continues to grow at a rate of 30 percent per year. China Mobile, that country's largest telecommunications operator with 158 million subscribers, has reported that short messaging, a key application for predictive text technology, accounts for 20 percent of its total revenue and represented $880 million in revenue for the second quarter of this year.

All these numbers, and the results we have achieved for the first nine months of this year, suggest that we are in a great position within an industry growing like very few others. Yet we truly believe our best remains in front of us. With the team we now have in place, and the continued dedication our employees provide us every day, our prospects for the future are bright. In closing, we thank our shareholders, employees, customers and other stakeholders around the world for their past and continued support.

November 12, 2004

2 THIRD QUARTER INTERIM

Management's Discussion and Analysis of Financial Condition and Results of Operations
For The Three and Nine Month Periods Ended September 30, 2004

This discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2004, was made as of November 12, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 10, to the unaudited interim consolidated financial statements. All financial information herein is presented in United States of America dollars (US dollars) except as otherwise indicated. Readers are also encouraged to read the Company's 2003 annual report, which contains financial statements and notes thereto.

Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP and in Canadian dollars with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the consolidated financial statements to the majority of their users, who are in the United States of America, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements and effective March 31, 2004 initiated reporting in US dollars, with comparative periods restated to US GAAP and US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company reestablished the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at September 30, 2004 and December 31, 2003. In addition, costs related to start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999 related to the start-up of Beijing Oz Education Network Ltd., ("Oztime") and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the Company's unaudited interim consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures.

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" ("CICA Section 3870"). The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 148 "Accounting for Stock-based Compensation -Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003 under Canadian GAAP. The Company has adopted this fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under CICA Section 3870 for Canadian GAAP purposes and under the Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" for US GAAP purposes unless these stock options are modified or settled subsequent to adoption. No such election has been made under US GAAP and as a result a stock compensation expense of $449,370 and $1,606,501 would be recorded under Canadian GAAP for the three and nine month periods ended September 30, 2004, respectively, decreasing the net income for the three month period to $0.3 million and increasing the net loss for the nine month period to $2.0 million. This and other effects on net income (loss) arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 10 to the unaudited interim consolidated financial statements.

Zi Corporation 2004     3

Forward Looking Information

This MD&A may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of the Company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors. These factors include, among others, those listed in "Risk Factors".

Any projections in this MD&A are based on limited information currently available to the Company, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, the Company will not necessarily update the information. Such information speaks only as of the date of this MD&A.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi's core business is the development of software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice Inc. and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Executive Summary of Operating Results
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(thousands of US$ except per share amounts)	2004	2003	2004	2003
Revenue	$3,718	$2,651	$10,161	$6,973
Gross margin	3,597	2,585	9,791	6,694
Net income (loss)	725	(261)	(477)	(2,913)
Total assets	$18,387	$8,113	$18,387	$8,113
Net income (loss) per share - basic and diluted	$0.02	$(0.01)	$(0.01)	$(0.08)
Outstanding shares, weighted average	42,584,158	39,319,269	40,496,790	38,504,101
Outstanding shares, end of period	43,805,924	39,325,560	43,805,924	39,325,560

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

4 THIRD QUARTER INTERIM

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 103 of the US Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 10 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

Zi Corporation 2004     5

Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Recent Accounting Pronouncement

On October 13, 2004, the FASB concluded that Statement 123R, "Share-Based Payment, an Amendment of SFAS No. 123 and 95" ("SFAS 123R"), which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies for interim or annual periods beginning after June 15, 2005. This Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The FASB's current plan is to issue a final Statement on or around December 15, 2004. The Company is currently evaluating the impact of SFAS 123R.

Three Months Ended September 30, 2004

Revenue

Total revenue for the three-months ended September 30, 2004 was $3.7 million, an increase of 40 percent or $1.1 million over third quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.6 million compared to $2.5 million for the same period a year ago. Other product revenue from e-Learning was $0.1 million for the quarter compared to $0.1 million a year earlier.

In this quarter, we earned royalties from 40 eZiText licensees compared to 37 in the same period a year earlier. In the three months ended September 30, 2004, 105 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 677 compared to 345 a year earlier.

Gross margin on revenue was $3.6 million for the third quarter of 2004, an increase of 39 percent over last year's level of $2.6 million. Gross margin this quarter decreased to 96.7 percent of revenue compared to 97.5 percent in the third quarter of the prior year.

Operating costs and expenses

Selling, general and administrative expense ("SG&A") in the three months ended September 30, 2004 increased by $0.3 million to $2.1 million from the same period a year earlier. Fixed costs period to period were generally lower, offset by higher sales commissions payable on increased revenue volume. Product research and development expense decreased by $0.1 million year over year to $0.4 million. Gross expenditures on product development before capitalization, period over period increased by $0.3 million reflecting the Company's focused efforts on developing dramatically new and improved language database software. In the three month period ended September 30, 2004, the Company capitalized $0.4 million in software development costs.

Depreciation and amortization decreased by $0.1 million in the third quarter of 2004 compared to the same period a year earlier. The decrease in depreciation and amortization is due to lower levels of unamortized software development costs. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

Net income was $0.7 million for the three-month period ended September 30, 2004 compared to a net loss of $0.3 million a year earlier. Net income in the current period includes: $1.7 million operating profit from the Zi Technology business segment; $0.2 million loss from the e-Learning business segment; and $0.8 million loss for other corporate costs including public company operating costs. Principal reasons for the improvement in profitability are higher gross margins on higher revenue of $1.1 million, lower product research and development expense of $0.1 million and lower depreciation and amortization charges of $0.1 million.

6 THIRD QUARTER INTERIM

Nine Months Ended September 30, 2004

Revenue

Total revenue for the nine-months ended September 30, 2004 was $10.2 million, an increase of 46 percent or $3.2 million over the same period a year earlier. Revenue from Zi Technology and its text input applications was $9.9 million compared to $6.6 million for the same period a year ago. Revenue under a fixed price maintenance contract with SonyEricsson ceased during the prior 2004 quarter as a result of contract expiry. Although the Company continues to have other agreements in place with SonyEricsson, the revenue decline from this licensee in the nine month period ended September 30, 2004, included in the overall revenue increase was $0.5 million. Other product revenue from e-Learning was $0.3 million for the nine month period ended September 30, 2004 and 2003.

In the nine month period ended September 30, 2004, we earned royalties from 57 eZiText licensees compared to 40 in the same period a year earlier. In the nine months ended September 30, 2004, 279 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 677 compared to 345 a year earlier. Gross margin on revenue was $9.8 million for the nine month period ended September 30, 2004, an increase of 46 percent over last year's level of $6.7 million. Gross margin for the nine month period ended September 30, 2004 increased slightly to 96.4 percent of revenue compared to 96 percent in the same period of the prior year.

Operating costs and expenses

SG&A in the nine months ended September 30, 2004 increased $1.6 million to $7.6 million from the same period a year earlier. The increase of $1.6 million is due principally to $1.4 million in non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. In the first nine months of 2003, $0.6 million of non-cash compensation expense was incurred. Excluding these non-cash expenses, SG&A increased $0.8 million reflecting lower fixed costs period to period, offset by higher sales commissions payable on increased revenue volume and costs associated with changes in financial reporting currency and GAAP. Product research and development expense decreased by $0.1 million year over year to $1.4 million. Gross expenditures on product development before capitalization, period over period increased by $1.0 million reflecting the Company's focused efforts on developing dramatically new and improved language database software. In the nine month period ended September 30, 2004, the Company capitalized $1.3 million in software development costs.

Depreciation and amortization decreased by $0.4 million in the first nine months of 2004 compared to the same period a year earlier. The decrease in depreciation and amortization is due to lower levels of unamortized software development costs. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets. For the first nine months of 2004, other interest expense decreased $0.5 million to approximately $33,000 from the prior year period. Other interest expense in the nine month period ended September 30, 2003 included the amortized portion of deferred financing cost of $0.5 million and interest expense both related to a note payable of $3.24 million repaid June 20, 2004. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable and repaid this note July 20, 2004, as further discussed in the "Liquidity and Capital Resources" section of this MD&A. Other interest in the nine months ended September 30, 2004 is effectively interest on the $1 million loan.

The net loss was $0.5 million for the nine-month period end September 30, 2004 compared to $2.9 million a year earlier. The net loss in the current period includes: $3.7 million operating profit from the Zi Technology business segment; $0.8 million loss from the e-Learning business segment; and $3.4 million loss for other corporate costs including public company operating costs and non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. Principal reasons for the improvement in profitability is higher gross margins on higher revenue of $3.2 million, lower depreciation and amortization of $0.4 million, lower interest expense of $0.5 million, lower product research and development expense of $0.1 million offset by increased SG&A of $1.6 million.

Liquidity and Capital Resources

At September 30, 2004, the Company held $9.7 million in cash and cash equivalents. On July 16, 2004 the Company completed a private placement for net cash proceeds of $7.1 million.

During the three months ended September 30, 2004, the Company had net cash inflow of $8.4 million representing the private placement along with proceeds received of $1.2 million from the exercise of stock options, $0.6 million of working capital generated, $0.9 million of cash inflow before changes in non-cash working capital offset by $0.4 million of software development costs.

Zi Corporation 2004     7

Cash flow from operations for the first nine months of 2004 was $1.2 million compared to $2.0 million applied to operations for the same period in 2003. Included in the $1.2 million of cash generated was $0.75 million representing the final scheduled installment under a settlement agreement with AOL. Excluding the AOL final payment, cash flow provided by operations was $1.95 million. The net decrease of $3.2 million in cash applied to operations between these periods represents, principally, increased gross margin of $3.1 million, decreased other interest expense of $0.5 million, offset by increased SG&A of $1.6 million, decreased product research and development expense of $0.1 million and decreased funds applied to non-cash working capital of $0.4 million.

The Zi Technology business segment that offers the eZiText product operated at a profitable level while maintaining a modest level of investment in future technology initiatives. The Company is actively seeking to divest of the Chinese portion of Zi's e-Learning business investment.

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $7.0 million. Net proceeds include a non-cash item of $141,048 representing 218,182 agent warrants payable under the financing. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. The agent warrants have an exercise price of CDN$3.25 and expire, if unexercised two years from the date of grant. The Company accounted for the agent warrants in accordance with SFAS No. 123 and recognized as part of common share issue costs $141,048, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement and the agent warrants issued are subject to statutory restrictions on resale, including hold periods.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable. The note payable's interest rate was the prime rate plus one percent, payable monthly. The loan was secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the note was repaid in full.

Capital requirements for the remainder of 2004 include, among other things, costs to carry Oztime in the fourth quarter forecasted to be $0.3 million and a forecasted $0.7 million in product development costs related to the Company's core technology products. The Company is looking to divest of Oztime.

Risks and Uncertainties

Zi is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks, among others, arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  the growth trends in the input technology industry;

  new product development;

  global economic conditions and uncertainties in the geopolitical environment;

  financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services;

  the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies;

  dependence on the introduction and market acceptance of new product offerings and standards;

  rapid technological and market change;

  matters affecting Zi's principal shareholder;

  litigation involving patents, intellectual property, and other matters;

  the ability to recruit and retain key personnel;

  Zi's ability to manage financial risk;

  currency fluctuations and other international factors;

  potential volatility in operating results; and

  other factors listed in Zi's filings with the Securities and Exchange Commission.

8 THIRD QUARTER INTERIM

Consolidated Balance Sheets

	September 30,	December 31,
(United States of America Dollars)	2004	2003
	US GAAP	US GAAP
	(unaudited)
A S S E T S	(note 2)	(note 2)
Current assets
Cash and cash equivalents	$9,735,134	$2,366,885
Accounts receivable - net of allowance of $126,148 (December 31, 2003 - $507,640)	3,721,353	4,053,451
Prepayments and deposits	547,568	399,767
Total current assets	14,004,055	6,820,103
Notes receivable	2,000,000	2,000,000
Capital assets - net (note 3)	902,846	1,097,585
Intangible assets - net (note 4)	1,479,810	587,720
Investment in significantly influenced company (note 5)	-	-
	$18,386,711	$10,505,408

L I A B I L I T I E S A N D S H A R E H O L D E R S ' E Q U I T Y
Current liabilities
Accounts payable and accrued liabilities (note 11)	$3,337,160	$4,099,307
Deferred revenue	1,250,787	1,099,573
Notes payable (note 6)	-	1,000,000
Current portion of capital lease obligations	18,176	22,095
Total current liabilities	4,606,123	6,220,975

Capital lease obligations	11,898	3,340
	4,618,021	6,224,315

Contingent liabilities and guarantees (note 8)

S H A R E H O L D E R S ' E Q U I T Y
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 43,805,924 (2003 - 39,371,560)
issued and outstanding	104,634,445	94,713,461
Accumulated deficit	(90,170,345)	(89,692,897)
Accumulated other comprehensive loss	(695,410)	(739,471)
	13,768,690	4,281,093
	$18,386,711	$10,505,408
See accompanying notes to consolidated financial statements.

Zi Corporation 2004     9

Consolidated Statements of Income (Loss) and Deficit

Three Months Ended September 30 (unaudited)	2004	2003	2003

(United States of America Dollars except per share amounts)	US GAAP	US GAAP	CDN GAAP
		(note 2)

Revenue
License and implementation fees	$3,615,625	$2,509,314	$2,509,314
Other product revenue	102,493	141,273	141,273
	3,718,118	2,650,587	2,650,587

Cost of sales
License and implementation fees	88,879	38,752	38,752
Other	32,289	26,487	26,487
	121,168	65,239	65,239
Gross margin	3,596,950	2,585,348	2,585,348

Operating expenses

Selling general and administrative	(2,068,898)	(1,755,708)	(1,755,708)
Litigation and legal (note 8)	(197,831)	(229,326)	(229,326)
Product research and development	(410,568)	(551,688)	(551,688)
Depreciation and amortization	(211,175)	(312,916)	(312,916)
Foreign exchange gain	-	-	35,781
Operating income (loss) before undernoted	708,478	(264,290)	(228,509)
Interest on long term debt	(1,651)	(1,825)	(1,825)
Other interest	(6,120)	(414)	(414)
Interest income and other income	24,791	5,539	5,539
Equity interest in loss of significantly influenced company (note 5)	-	-	-
Net income (loss)	725,498	(260,990)	(225,209)
Deficit, beginning of period	(90,895,843)	(89,413,581)	(65,856,783)
Deficit, end of period	$(90,170,345)	$(89,674,571)	$(66,081,992)
Earnings (loss) per share
Basic	$0.02	$(0.01)	$(0.01)
Diluted	$0.02	$(0.01)	$(0.01)
Weighted average common shares	42,584,158	39,319,269	39,319,269
Common shares outstanding, end of period	43,805,924	39,325,560	39,325,560
See accompanying notes to consolidated financial statements.

10 THIRD QUARTER INTERIM

Consolidated Statements of Loss and Deficit

Nine Months Ended September 30 (unaudited)	2004	2003	2003

(United States of America Dollars except per share amounts)	US GAAP	US GAAP	CDN GAAP
		(note 2)

Revenue
License and implementation fees	$9,897,905	$6,649,202	$6,649,202
Other product revenue	263,407	323,924	323,924
	10,161,312	6,973,126	6,973,126

Cost of sales
License and implementation fees	293,625	234,972	234,972
Other	76,697	44,564	44,564
	370,322	279,536	279,536
Gross margin	9,790,990	6,693,590	6,693,590

Operating expenses

Selling general and administrative	(7,582,634)	(5,938,109)	(5,938,109)
Litigation and legal (note 8)	(587,582)	(520,963)	(520,963)
Product research and development	(1,429,291)	(1,519,324)	(1,519,324)
Depreciation and amortization	(672,181)	(1,088,109)	(1,088,109)
Foreign exchange gain	-	-	120,594
Operating loss before undernoted	(480,698)	(2,372,915)	(2,252,321)
Interest on long term debt	(5,623)	(8,643)	(8,643)
Other interest	(32,887)	(553,911)	(553,911)
Interest income and other income	41,760	22,686	22,686
Equity interest in loss of significantly influenced company (note 5)	-	-	-
Net loss	(477,448)	(2,912,783)	(2,792,189)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(90,170,345)	$(89,674,571)	$(66,081,992)

Basic and diluted loss per share	$(0.01)	$(0.08)	$(0.07)
Weighted average common shares	40,496,790	38,504,101	38,504,101
Common shares outstanding, end of period	43,805,924	39,325,560	39,325,560
See accompanying notes to consolidated financial statements.

Zi Corporation 2004     11

Consolidated Statements of Cash Flows

Three Months Ended September 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)

Net cash flow from (used in) operating activities:
Net income (loss)	$725,498	$(260,990)	$(225,209)
Items not affecting cash:
Loss on dispositions of capital assets	2,637	1,142	1,142
Depreciation and amortization	211,175	312,916	312,916
Non-cash consultant compensation	10,626	572,360	572,360
Non-cash compensation expense	(32,630)	(477,451)	(477,451)
Non-cash interest expense	-	(50,517)	(50,517)
Decrease (increase) in non-cash working capital (note 11)	629,052	(1,004,429)	(1,004,429)
Cash flow from (used in) operating activities	1,546,358	(906,969)	(871,188)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	8,275,618	91,247	91,247
Settlement of note payable	(1,000,000)	-	-
Payment of capital lease obligations	(6,076)	(26,128)	(26,128)
Cash flow from financing activities	7,269,542	65,119	65,119

Cash flow used in investing activities:
Purchase of capital assets	(74,358)	(28,853)	(28,853)
Proceeds from capital dispositions	-	(5)	(5)
Software development costs	(417,521)	(16,853)	(16,853)
Cash flow used in investing activities	(491,879)	(45,711)	(45,711)

Effect of foreign exchange rate changes on cash and cash equivalents	48,567	35,781	-
Net cash inflow (outflow)	8,372,588	(851,780)	(851,780)
Cash and cash equivalents, beginning of period	1,362,546	1,554,410	1,554,410
Cash and cash equivalents, end of period	$9,735,134	$702,630	$702,630

Components of cash equivalents
Cash	$2,090,812	$702,630	$702,630
Cash equivalents	$7,644,322	$-	$-

Supplemental cash flow information
Cash paid for interest	$7,771	$2,239	$2,239
See accompanying notes to consolidated financial statements.

12 THIRD QUARTER INTERIM

Consolidated Statements of Cash Flows

Nine Months Ended September 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)

Net cash flow from (used in) operating activities:
Net loss	$(477,448)	$(2,912,783)	$(2,792,189)
Items not affecting cash:
Loss on dispositions of capital assets	5,427	100	100
Depreciation and amortization	672,181	1,088,109	1,088,109
Non-cash consultant compensation	458,498	572,360	572,360
Non-cash compensation expense	984,821	-	-
Non-cash interest expense	-	44,827	44,827
Increase in non-cash working capital (note 11)	(426,636)	(811,509)	(811,509)
Cash flow from (used in) operating activities	1,216,843	(2,018,896)	(1,898,302)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	8,477,665	2,825,006	2,825,006
Settlement of note payable	(1,000,000)	(3,300,000)	(3,300,000)
Payment of capital lease obligations	4,639	(81,101)	(81,101)
Cash flow from (used in) financing activities	7,482,304	(556,095)	(556,095)

Cash flow from (used in) investing activities:
Purchase of capital assets	(87,254)	(40,991)	(40,991)
Proceeds from capital dispositions	-	2,662	2,662
Software development costs	(1,287,705)	(191,176)	(191,176)
Cash flow used in investing activities	(1,374,959)	(229,505)	(229,505)
Effect of foreign exchange rate changes on cash and cash equivalents	44,061	120,594	-
Net cash inflow (outflow)	7,368,249	(2,683,902)	(2,683,902)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$9,735,134	$702,630	$702,630

Non-cash financing activity
Equipment acquired under capital lease	$29,188	$-	$-

Components of cash equivalents
Cash	$2,090,812	$702,630	$702,630
Cash equivalents	$7,644,322	$-	$-

Supplemental cash flow information
Cash paid for interest	$38,510	$517,727	$517,727
See accompanying notes to consolidated financial statements.

Zi Corporation 2004     13

Notes to the Consolidated Financial Statements
For the three and nine month periods ended September 30, 2004 (Unaudited)

1     NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice Inc. and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2     SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 10. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements, which were prepared in accordance with US GAAP and are included in our Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at September 30, 2004 and December 31, 2003. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were initially incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 10 includes explanations of significant differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these financial statements.

Comprehensive income (loss)
SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive net income was as follows:

14 THIRD QUARTER INTERIM

	Three Months Ended September 30,		Nine Months Ended September 30,

	2004	2003	2004	2003

Other comprehensive income (loss)
Foreign currency gain	$48,567	$35,781	$44,061	$120,594
Other comprehensive income	48,567	35,781	44,061	120,594
Net income (loss) for the period	725,498	(260,990)	(477,448)	(2,912,783)
Comprehensive net income (loss) for the period	$774,065	$(225,209)	$(433,387)	$(2,792,189)

Stock options and restricted stock units
At September 30, 2004, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Net income (loss):
As reported	$725,498	$(260,990)	$(477,448)	$(2,912,783)
Stock compensation expense	(652,124)	(871,430)	(1,843,809)	(2,479,131)
Pro forma net income (loss)	$73,374	$(1,132,420)	$(2,321,257)	$(5,391,914)
Net income (loss) per common share:
As reported, basic and diluted	$0.02	$(0.01)	$(0.01)	$(0.08)
Stock compensation expense, basic and diluted	(0.02)	(0.02)	(0.05)	(0.06)
Pro forma net loss per share, basic and diluted	$-	$(0.03)	$(0.06)	$(0.14)
Employee stock options issued during period	438,000	250,000	1,224,000	1,675,000
Weighted average fair value of options granted during the period	$0.92	$1.72	$1.10	$1.31
The foregoing information is calculated in accordance with the Black-Scholes model, using the following data and assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Risk free interest rate	3.937%	3.862%	3.709%	3.849%
Expected life in years	5.0	4.7	5.0	4.452
Expected dividend yield	0%	0%	0%	0%
Volatility	48%	63%	46%	67%

Zi Corporation 2004     15

3 CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
September 30, 2004
Computer and office equipment	$2,934,889	$2,122,125	$812,764
Leasehold improvements	236,846	146,764	90,082
	$3,171,735	$2,268,889	$902,846
December 31, 2003
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	581,664	438,675	142,989
	$3,370,464	$2,272,879	$1,097,585

4 INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
September 30, 2004
Patent	$529,315	$274,421	$254,894
Software development costs	7,635,535	6,410,619	1,224,916
	$8,164,850	$6,685,040	$1,479,810
December 31, 2003
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	-
	$12,627,262	$12,039,542	$587,720

5 EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY
The Company holds a 45% interest in MLG received upon the disposition of the Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the three and nine month periods ended September 30, 2004 have not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

6 NOTES PAYABLE
On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bore interest at the prime rate (4.5 percent at December 31, 2003) plus one percent, payable monthly. The loan was secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid, in full, this demand loan.

On December 5, 2002, the Company borrowed $3,300,000 (before deductions for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of CDN$3.62 per share. A commitment fee of $300,000 was paid upon funding. The first extension terms included a four percent extension fee of $130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

16 THIRD QUARTER INTERIM

7 SHARE CAPITAL

Capital stock

	Shares		Additional
	outstanding	Amount	paid-in capital

Common shares outstanding - December 31, 2003	39,371,560	$93,957,652	$755,809
Exercise of options	121,000	202,047	-
Issuance of RSU's	-	-	966,858
Issuance of non-employee stock options	-	-	435,157
Common shares outstanding - March 31, 2004	39,492,560	$94,159,699	$2,157,824
Issuance of RSU's	-	-	50,593
Issuance of non-employee stock options	-	-	12,715
Common shares outstanding - June 30, 2004	39,492,560	$94,159,699	$2,221,132
Issuance under private placement	3,636,364	7,106,731	-
Issuance of stock purchase warrants in connection with the private placement	-	(141,048)	141,048
Exercise of options	677,000	1,168,887	-
Issuance of RSU's	-	-	(32,630)
Issuance of non-employee stock options	-	-	10,626
Common shares outstanding - September 30, 2004	43,805,924	$102,294,269	$2,340,176

Common share options, restricted stock units and warrants
During the three and nine month periods ended September 30, 2004, 677,000 and 798,000 stock options were exercised for proceeds of $1,168,887 and $1,370,934, respectively. During the three and nine month periods ended September 30, 2004, 438,000 and 1,624,000 stock options, respectively, were granted by the Company and as at September 30, 2004, the Company has a total of 4,728,667 outstanding options, which expire over a period of one to five years. The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized as part of selling, general and administrative expense $10,626 and $458,498 for the three and nine month periods end September 30, 2004, respectively, calculated by using the Black-Scholes option pricing model.

During the three and nine month periods ended September 30, 2004, nil and 250,000 RSU's were granted by the Company, respectively, for a total of 378,571 RSU's outstanding at September 30, 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three and nine month periods ended September 30, 2004, as part of selling, general and administration expense, a compensation expense recovery of $32,630 and compensation expense of $984,821, respectively, related to these outstanding RSU's calculated by using the Black-Scholes option pricing model.

At September 30, 2004, the Company had 500,000 share purchase warrants outstanding as a result of a June 19, 2003 private placement of 1.0 million units priced at $2.00 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

Zi Corporation 2004     17

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,965,683. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant (1,818,182 stock purchase warrants). Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. As part of the consideration for services rendered by an agent related to this private placement, the Company has issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. These warrants are exercisable immediately and expire, if unexercised two years from the date of issue. The Company accounted for these stock purchase warrants in accordance with SFAS No. 123 and recognize as part of common share issue costs $141,048, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

8     CONTINGENT LIABILITIES AND GUARANTEES
The $9 million damages judgement awarded to Tegic Communications Inc. was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and the final instalment of $0.75 million was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

9     SEGMENTED INFORMATION
The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

			Revenue
		License and	Software		Operating
Three Months Ended September 30		implementation fees	and other	Total	profit (loss)
2004	Zi Technology	$3,615,625	$-	$3,615,625	$1,705,948
	e-Learning	-	102,493	102,493	(240,805)
	Other	-	-	-	(756,665)
	Total	$3,615,625	$102,493	$3,718,118	$708,478
2003	Zi Technology	$2,509,314	$1,271	$2,510,585	$339,975
	e-Learning	-	140,002	140,002	(218,558)
	Other	-	-	-	(385,707)
	Total	$2,509,314	$141,273	$2,650,587	$(264,290)
Nine Months Ended September 30,
2004	Zi Technology	$9,897,905	$-	$9,897,905	$3,717,543
	e-Learning	-	263,407	263,407	(771,169)
	Other	-	-	-	(3,427,072)
	Total	$9,897,905	$263,407	$10,161,312	$(480,698)
2003	Zi Technology	$6,649,202	$5,008	$6,654,210	$757,483
	e-Learning	-	318,916	318,916	(795,328)
	Other	-	-	-	(2,335,070)
	Total	$6,649,202	$323,924	$6,973,126	$(2,372,915)

18 THIRD QUARTER INTERIM

				September 30,	December 31,
Identifiable assets				2004	2003
Zi Technology				$6,139,515	$5,481,518
e-Learning				1,240,025	652,131
Other				11,007,171	4,371,759
Total				$18,386,711	$10,505,408

Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

			Revenue
		License and	Software		Operating
Three Months Ended September 30		implementation fees	and other	Total	profit (loss)
2004	Canada	$1,674,400	$1,067	$1,675,467	$93,918
	China	1,521,572	101,426	1,622,998	661,868
	USA	419,653	-	419,653	(30,545)
	Other	-	-	-	(16,763)
	Total	$3,615,625	$102,493	$3,718,118	$708,478
2003	Canada	$1,150,567	$2,523	$1,153,090	$(40,033)
	China	661,969	138,750	800,719	(217,942)
	USA	696,778	-	696,778	43,004
	Other	-	-	-	(49,319)
	Total	$2,509,314	$141,273	$2,650,587	$(264,290)
Nine Months Ended September 30,
2004	Canada	$4,814,961	$6,316	$4,821,277	$(1,588,809)
	China	3,748,152	257,091	4,005,243	1,177,168
	USA	1,334,792	-	1,334,792	24,194
	Other	-	-	-	(93,251)
	Total	$9,897,905	$263,407	$10,161,312	$(480,698)
2003	Canada	$2,471,793	$10,797	$2,482,590	$(2,301,055)
	China	1,934,773	313,127	2,247,900	(667,852)
	USA	2,242,636	-	2,242,636	707,030
	Other	-	-	-	(111,038)
	Total	$6,649,202	$323,924	$6,973,126	$(2,372,915)
				September 30,	December 31,
Identifiable assets				2004	2003
Canada				$15,355,903	$6,709,051
China				1,949,216	2,878,987
USA				958,478	764,637
Other				123,114	152,733
Total				$18,386,711	$10,505,408

Zi Corporation 2004     19

10 SUMMARY OF MATERIAL DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP

The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except as set forth below. The Company's consolidated balance sheets, statements of loss and cash flows were presented in Canadian dollars using Canadian GAAP in 2002 and all previous periods.

Share capital
Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. US GAAP does not allow for such a reduction to share capital. This reclassification has no effect on net shareholders' equity as at December 31, 2003 and September 30, 2004.

Foreign currency translation
Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net income (loss) as compared to inclusion as part of other comprehensive income disclosed in note 2 under US GAAP.

Consolidated statement of loss
The application of Canadian GAAP would have the following effects on net income (loss) as reported:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income (loss) as reported in accordance with US GAAP	$725,498	$(260,990)	$(477,448)	$(2,912,783)
Adjustments:
Foreign exchange gain	48,567	35,781	44,061	120,594
Stock option compensation expense	(449,370)	-	(1,606,501)	-
Total adjustments	(400,803)	35,781	(1,562,440)	120,594
Net income (loss) under Canadian GAAP	$324,695	$(225,209)	$(2,039,888)	$(2,792,189)
Net income (loss) per share under Canadian GAAP	$0.01	$(0.01)	$(0.05)	$(0.07)
Shares outstanding used to compute per share figures under Canadian GAAP are as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Weighted average number of shares	42,584,158	39,319,269	40,496,790	38,504,101

Stock-based compensation
Effective January 1, 2002, under Canadian GAAP, the Company was required to adopt Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

Under Canadian GAAP, the Company elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Unlike under US GAAP (note 2), these rules do not apply to awards existing prior to 2002 except for those awards that call for settlement in cash or other assets.

20 THIRD QUARTER INTERIM

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption.

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:
	Three Months Ended	Nine Months Ended
Compensation costs	September 30, 2003	September 30, 2003

Net loss	$(260,990)	$(2,912,783)
Add: Stock compensation expense	(871,430)	(2,479,131)
Net loss, pro forma	$(1,132,420)	$(5,391,914)

Basic net loss per share	$(0.01)	$(0.08)
Add: Stock compensation expense	(0.02)	(0.06)
Basic net loss per share, pro forma	$(0.03)	$(0.14)

Consolidated balance sheets
The application of Canadian GAAP would have the following effects on balance sheet items as reported:
	Nine Months Ended	Year Ended
Shareholders' equity	September 30, 2004	December 31, 2003
Shareholders' equity under Canadian GAAP, beginning of period	$1,703,335	$3,500,823
Share capital issued	8,357,083	816,383
Contibuted surplus	1,563,901	2,732,543
Net loss	(477,448)	(2,931,109)
Adjustments to net loss for the period under Canadian GAAP	(1,562,440)	(2,415,305)
Shareholders' equity under Canadian GAAP, end of period	$9,584,431	$1,703,335

11 SUPPLEMENTAL FINANCIAL INFORMATION

Accounts payable and accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities	September 30, 2004	December 31, 2003
Trade accounts payable	$386,391	$442,788
Litigation and legal	1,249,901	2,037,643
Compensation	909,807	1,118,735
Other accrued liabilities	791,061	500,141
Total	$3,337,160	$4,099,307

Zi Corporation 2004     21

Non-cash working capital
The following balances are included as part of non-cash working capital:

Three Months Ended September 30,			Nine Months Ended September 30,
Non-cash working capital	2004	2003	2004	2003
Accounts receivable	$(51,498)	$(432,624)	$332,098	$(126,518)
Work-in-progress and inventory	-	31,601	-	65,243
Prepayments and deposits	60,585	29,714	(147,801)	84,912
Accounts payable and accrued liabilities	(36,906)	(389,516)	(762,147)	(918,864)
Deferred revenue	656,871	(243,604)	151,214	83,718
Increase (decrease) in non-cash working capital	$629,052	$(1,004,429)	$(426,636)	$(811,509)

Earnings (loss) per share
The following table shows the computation of basic and diluted earnings per share:
Numerator:		Three Months Ended September 30, 2004
Net income applicable to common shareholders for basic and diluted earnings per share				$725,498

Denominator:
Weighted average shares outstanding for basic earnings per share				42,584,158
Effect of dilutive securities:
Stock options and RSU's				425,682
Share purchase warrants				59,471
Adjusted weighted average shares outstanding and assumed conversions for dilutive earnings per share				43,069,311

For the three and nine month periods ended September 30, 2004, anti-dilutive stock options, warrants and performance based escrowed shares 6,043,364 and 7,643,602, respectively, have been excluded in the calculation of diluted earnings (loss) per share. For the three and nine month periods ended September 30, 2003, 5,625,804 have been excluded in the calculation of diluted loss per share.

12 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

22 THIRD QUARTER INTERIM

Corporate Information

Directors	Additional information is available on the Company's website or by contacting:

Derrick R. Armstrong
Director	Investor Relations

	T	403.233.8875
Howard R. Balloch	F	403.233.8878
Director	E	investor@zicorp.com
	W	www.zicorp.com

Donald Hyde
Director	Banker
HSBC Bank Canada

Michael E. Lobsinger
Chairman of the Board	Legal Counsel
Borden Ladner Gervais LLP
Barristers and Solicitors
Rod M. Love
Director
Auditor
Deloitte & Touche LLP
Thompson MacDonald
Director
Transfer Agent
Olympia Trust Company
Michael Mackenzie
Director
Stock Exchange Listing
Nasdaq: ZICA
Donald P. Moore	Toronto Stock Exchange: ZIC
Director

Senior Management Team

Mike Donnell
President and Chief Executive Officer

Milos Djokovic
Chief Operating Officer and Chief Technology Officer

Dale Kearns
Chief Financial Officer

Glen Morgan
Senior Vice President Global Sales and Marketing

Zi Corporation 2004     23

2100, 840 - 7 Avenue SW
Calgary, Alberta Canada T2P 3G2
P (403) 233-8875
F (403) 233-8878
W www.zicorp.com